15027108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – *if individual, state last, first, middle name*)

Ten Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TANGENT CAPITAL PARTNERS LLC

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

DECEMBER 31, 2014

OATH OR AFFIRMATION

I, Robert Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

BRIAN O'DONOGHUE
Notary Public, State of New York
No. 02OD5086342
Qualified in New York County
Commission Expires Mar. 12, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets		
Cash and cash equivalents	$	164,455
Accounts receivable		17,482
Prepaid expenses		13,919
Other receivables		49,000
Total assets	$	244,856

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	43,346
Total current liabilities		43,346
Member's Equity		201,510
		201,510
Total liabilities and members' equity	$	244,856

The accompanying notes are an integral part of these financial statements.

TANGENT CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

The Company primarily receives revenue from management fees, consulting fees, incentive fees and investment banking. All of its revenue is derived from a limited number of clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Credit Risk

Financial instruments that potentially subject the company to credit risk consist primarily of accounts receivable.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations

Revenue Recognition

Management fees, consulting fees, incentive fees and investment banking fees are recorded when earned on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in

accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Tangent Capital, an entity related through common ownership. The Company incurred $70,000 of rental expense to Tangent Capital in 2014, and also had a $49,000 loan receivable from Tangent Capital as of December 31, 2014. The loan receivable is due on demand without interest.

The Company also sublets office space from Tangent Capital on a month-to-month basis. There is no obligation of the Company beyond its current month of occupancy.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

5. COMMITMENT AND CONTINGENCIES – LEGAL PROCEEDINGS

In October 2013, a former consultant filed a Statement of Claim against the Company alleging that he is owed commission on a deal that closed after the consultant's departure from the Company. The Company submitted its Statement of Answers and Counterclaims, denying all of the allegations in the Consultant's Statement of Claim and filed counterclaims. The matter is scheduled for a mediation hearing in 2015.

In the Company's opinion, there will be no financial material impact to the Company upon the ultimate resolution of the matter.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and shall not exceed 15 to 1 in subsequent years (and that equity capital may not be withdrawn or cash dividends

paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $121,109, which was $116,109 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 36% as of December 31, 2014.

7. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Tangent Capital Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Tangent Capital Partners LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Tangent Capital Partners LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Tangent Capital Partners LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065